SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)1

ADVANCED NEUROMODULATION SYSTEMS, INC.
(Name of Issuer)

Common Stock, $.05 Par Value Per Share
(Title of Class of Securities)

000757T101
(CUSIP Number)

Robert Swisher, Jr.
CCS Associates
5005 LBJ Freeway, Suite 1130, LB 119, Dallas, Texas 75024    (972) 309-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

    1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see,the Notes).

CUSIP No. 000757T101	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Swisher, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 365,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,000
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 relates to a Schedule 13D filed on February 21, 1997 by Robert L. Swisher, Jr. with respect to shares he beneficially owns of the Common Stock, par value $.05 per share (the "Common Stock") of Advanced Neuromodulation Systems, Inc., a Texas corporation formerly known as Quest Medical, Inc. (the "Company"), the principal executive offices of which are located at 6501 Windcrest Drive, Suite 100, Plano, Texas 75024.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 15, 2000, Mr. Swisher exercised in full his warrant to purchase a total of 100,000 shares of Common Stock at an exercise price of $6.50 per share (the "Warrant"). Mr. Swisher used personal funds to exercise the Warrant.

ITEM 4.    PURPOSE OF TRANSACTION

On December 15, 2000, Mr. Swisher exercised in full the Warrant to purchase 100,000 shares of Common Stock in order to acquire direct ownership of the shares of Common Stock underlying the Warrant. Mr. Swisher may attempt to dispose of the shares of Common Stock in the open market, in privately negotiated transactions, by gift, or otherwise.

Mr. Swisher does not have any present plans or proposals that would result in or relate to the occurrence of the events described in Items 4(a) - (j).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)    As of the close of business on December 21, 2000, Mr. Swisher owns directly 365,000 shares of Common Stock, which represents approximately 4.1% of the issued and outstanding shares of Common Stock, based on 8,883,059 shares of Common Stock issued and outstanding (as represented in The Nasdaq Stock Market Notification Form for Listing of Additional Shares filed January 5, 2001.)

(b)    Mr. Swisher has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 365,000 shares of Common Stock he owns directly. The responses to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

(c)    On November 2, 2000, Mr. Swisher sold 20,454 shares of Common Stock for a price of $22.00 per share. Also on November 2, 2000, Mr. Swisher gifted 4,546 shares of Common Stock. On November 29, 2000, Mr. Swisher sold 60,000 shares of Common Stock for a price of $23.00 per share. On December 15, 2000, Mr. Swisher exercised the Warrant for 100,000 shares of Common Stock at $6.50 per share.

(d)    Not applicable.

(e)    On November 29, 2000, Mr. Swisher ceased to be a beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 7, 2000	/s/Robert L. Swisher, Jr. Robert L. Swisher, Jr.